                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  13  )*

                           KELLY SERVICE INC. CLASS B
                                  Common Stock
                                   488152307



Check the following box if a fee is being paid with their statement[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of their cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

    CUSIP No.488152307                                              PAGE 2 of  4

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. Identification No. of Above Person

              First Chicago NBD Corporation   38-1984850*
2.    CHECK THE APPROPRIATE  BOX OF A MEMBER IF A GROUP* (A)[  ] (B)[ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF              5. SOLE VOTING POWER

  SHARES                      561,109

BENEFICIALLY           6. SHARED VOTING POWER

  OWNED BY                     71,825

EACH                   7. SOLE DISPOSITIVE POWER

  REPORTING                   110,328

PERSON WITH            8. SHARED DISPOSITIVE POWER
                               84,263

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              633,059
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 17.7
12.     TYPE OF REPORTING PERSON*
       *Unless otherwise disclosed herein, all holdings of the Reporting
        Person are indirect through one or more subsidiaries.
      HC CO

sec 1745 (6-80)   SEE INSTRUCTION BEFORE FILLING OUT!

SEC 13G                                                            PAGE 3  of  4

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 13

ITEM 1(A)          NAME OF ISSUER:
                   Kelly Services Inc.

ITEM 1(B)          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                   999 West Big Beaver
                   Troy, MI.   48084

ITEM 2(A)          NAME OF PERSON FILING:
                   First Chicago NBD Corporation. ("FCN")
ITEM 2(B)          ADDRESS OF PRINCIPAL BUSINESS OFFICES:
                   One First National Plaza
                   Chicago, Illinois   60670

ITEM 2(C)          CITIZENSHIP
                   Delaware

ITEM 2(D)          TITLE OF CLASS OF SECURITIES:
                   Common Stock
ITEM 2(E)          CUSIP NO.:
                   488152307
ITEM 3             TYPE OF PERSON FILING:
                   (g) FCN is a Parent Holding Company in accordance with 240.13d-1(b)(ii)(g).
ITEM 4             OWNERSHIP:
            The shares listed below were held in a fiduciary capacity by one or more subsidiaries of First Chicago NBD Corporation as of
            June 30, 1997
                   A.) Amount Beneficially owned:    633,059
                   B.) Percent of Class: 17.7
                   C.) Number of shares to which the subject Holding Company
                        has directly or through its subsidiaries:
                       1.) Sole power to vote or direct the vote:  561,109
                       2.) Shared power to vote or to direct the vote: 71,825 3.) Sole power to dispose or to direct the disposition of:  110,328
                       4.) Shares power to dispose or to direct the
                           disposition of :  84,263

ITEM 5         OWNERSHIP OF  5 PERCENT OR LESS OF  A CLASS:
               If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of securities, check the following[ ].

ITEM 6         OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
               Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY: SEE ITEM 3

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:  NOT APPLICABLE

ITEM 10 CERTIFICATION: By signing below I certify that to the best of my knowledge and belief, the securities referred above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



               Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         July  07, 1997

                                  /s/ Daniel T. Lis
                                  -------------------
                                  Daniel T. Lis
                                  Assistant Secretary
                                  First Chicago NBD Corporation
                                  (313) 225-3154